UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-16485

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KRISPY KREME DOUGHNUTS, INC.

370 KNOLLWOOD STREET, SUITE 500

WINSTON-SALEM, NC 27103

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Index
December 31, 2003 and 2002

(A)	Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule: *

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(B)	Signature

(C)	Exhibits

23	Consent of Independent Accountants

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Krispy Kreme Doughnut Corporation
Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
June 24, 2004

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value (Note 3)	$22,733,268	$21,493,818
Contribution Receivable
Employer	4,252	3,846
Employee	36,779	39,489

	41,031	43,335

Total assets	22,774,299	21,537,153

Liabilities
Excess contribution due to participants	28,833	88,832

Net assets available for plan benefits	$22,745,466	$21,448,321

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Contributions
Employer	$225,890	$222,562
Employee	2,109,693	1,976,182

	2,335,583	2,198,744

Investment income
Interest and dividends	287,126	364,243
Net appreciation (depreciation) in fair value of investments	1,296,043	(2,438,915)

	1,583,169	(2,074,672)

Rollovers	99,323	299,146

Total additions	4,018,075	423,218

Deductions from net assets attributed to:
Benefits paid to participants	2,666,391	2,484,520
Administrative expenses	54,539	64,037

Total deductions	2,720,930	2,548,557

Net increase (decrease)	1,297,145	(2,125,339)
Net assets available for plan benefits:
Beginning of year	21,448,321	23,573,660

End of year	$22,745,466	$21,448,321

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Krispy Kreme Doughnut Corporation (the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code which allows voluntary contributions by participants. The Plan is available to certain employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee Branch Banking and Trust Company (the “Trustee”) is trustee and recordkeeper of the Plan for the years ended December 31, 2003 and 2002.

Administration The Plan administrator is the Company.

Retirement The normal retirement date is the day on which a participant attains the age of sixty-five.

Contributions
Participants may make salary reduction contributions to the Plan through payroll deductions not to exceed 15% of their annual base compensation. The Company makes contributions to participants’ accounts each pay period for participants who have waived group health insurance and medical benefit coverage, attained specified years of service levels, or elected to defer Company bonus payments to their account. These contributions per participant vary based on types of coverage waived and number of years of service.

During 2003 and 2002, the Plan was in violation of certain IRS discrimination tests. The aggregate amount of excess contributions of $28,833 and $88,832 for the years ended December 31, 2003 and 2002, respectively, was recorded as excess contributions due to participants and was refunded to the participants prior to April 15, 2004 and 2003, respectively. Consequently, no penalties were assessed by the IRS.

Participant Accounts
Participant accounts are maintained by the Trustee. Each participant’s retirement savings account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account consisting of salary deferral, plan earnings and employer contributions.

Vesting Participants are immediately vested in the voluntary and Company contributions, plus actual earnings thereon.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Withdrawals
Participants are entitled to withdraw all or a portion of their vested account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw vested benefits prior to age 59-1/2 subject to Internal Revenue Code penalties and only in the event of extreme economic hardship or termination of employment.

Participant Loans
A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant’s vested account balance. Each loan will bear interest at a reasonable rate based on the prime rate as quoted by the Trustee on the first business day of the calendar quarter in which the loan is approved. There were $1,515,420 and $1,506,599 of loans receivable from participants at December 31, 2003 and 2002, respectively.

Termination of the Plan
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, the amount allocable to each participant shall be paid in accordance with the provisions of the Plan.

Investment Options
Upon enrollment in the Plan and any time during participation in the Plan, a participant may direct employee and employer contributions via telephone and internet instruction in any of the following investment options:

BB&T U.S. Treasury Money Market Fund – This fund is invested in short-term bank investments such as certificates of deposit and demand notes that mature in less than one year. The fund pays a variable rate of current income with little or no principal fluctuation.

BB&T Short U.S. Government Income Fund – This fund seeks current income by investing primarily in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities.

BB&T Intermediate U.S. Government Bond Fund – This fund seeks current income by investing primarily in bonds issued or guaranteed by the U.S. Government or its agencies or instrumentalities or in high grade collateralized mortgage obligations.

BB&T Mid Cap Value Fund – This fund seeks current income by investing primarily in domestically traded U.S. common stocks of middle capitalization U.S. companies believed to be undervalued and with a favorable outlook.

AIM Balanced Fund – This fund seeks income consistent with the preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding securities, including stocks and bonds.

AIM Premier Equity Fund – This fund seeks long-term capital growth. The fund invests primarily in equity securities deemed to be undervalued relative to current or projected earnings of the companies issuing the securities.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

AIM Constellation Fund – This fund seeks aggressive capital growth. The fund invests in stocks of small and medium size companies that are demonstrating superior earnings potential.

AIM International Growth Fund – This fund seeks long-term capital growth. The fund invests primarily in marketable equity securities of foreign companies that are listed on a recognized foreign securities exchange or traded in a foreign over-the-counter market.

MFS Value Fund – This fund seeks current income by investing primarily in income-producing equity securities.

MFS Total Return Fund – This fund seeks above average income consistent with the prudent employment of capital. The fund invests in a combination of equity and fixed-income securities.

Fidelity Advisor Mid Cap Fund – This fund seeks long-term capital growth. The fund primarily invests the majority of its total assets in securities of companies with medium market capitalizations of both foreign and domestic issuers.

Vanguard 500 Index Fund – This fund seeks to match the performance of the S&P 500 index by investing in the stock of large U.S. companies.

Royce Total Return Fund – This fund seeks capital appreciation and current income. The fund invests primarily in the assets of common stocks of which the majority are paying dividends.

Oppenheimer Main Street Small Cap Fund – This fund seeks capital appreciation. The fund invests primarily in common stocks or other equity securities of growth and/or value companies having a small market capitalization.

Employer Stock Fund – This fund allows employees to invest in Krispy Kreme Doughnuts, Inc. common stock. The fund holds a predetermined amount of cash for transaction purposes. The fund operates as a mutual fund and is valued on a unit basis. The value of each unit depends on the amount of cash in the fund and the market value of the Krispy Kreme Doughnuts, Inc. stock. Krispy Kreme Doughnuts, Inc. stock is purchased and sold at market value on the date of the transaction.

Risk and Uncertainties
The Plan has underlying investments that are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies

Basis of accounting The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

Valuation of investments
The Plan’s investments are valued at fair market value as determined by the Trustee, using quoted market prices. Independent appraisals of investments are made where quoted market prices are not available. Participant loans receivable are valued at cost which approximates fair value. Dividends and interest income are reinvested in the applicable funds.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and unrealized appreciation (depreciation) on those investments.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported activity during the reporting period. Actual results could differ from those estimates.

Expenses of the plan All expenses incurred in the administration of the Plan are paid from the Plan’s assets. The Company makes contributions sufficient to cover these expenses.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

3.	Investments

The Plan’s investments are held by the Trustee. The following table presents the Plan’s investments.

	2003		2002
Investments at Fair Value as Determined by Quoted Market Price
BB&T U.S. Treasury Money Market Fund	$8,539,567	*	$9,692,801	*
BB&T Short U.S. Government Income Fund	88,192		—
BB&T Intermediate U.S. Government Bond Fund	1,843,650	*	2,941,456	*
BB&T Mid Cap Value Fund	68,913		—
AIM Balanced Fund	1,236,601	*	1,170,979	*
AIM Constellation Fund	1,572,858	*	1,468,642	*
AIM Premier Equity Fund	709,199		723,982
AIM International Growth Fund	51,776		—
MFS Value Fund	322,448		—
MFS Total Return Fund	87,009		—
Fidelity Advisor Mid Cap Fund	406,400		—
Vanguard 500 Index Fund	1,248,683	*	—
Oppenheimer Main Street Small Cap Fund	312,282		—
Royce Total Return Fund	371,922		—

Total investments at fair value	16,859,500		15,997,860

Investments at Estimated Fair Value
Employer Stock Fund	4,358,348	*	3,989,359	*
Participant loans	1,515,420	*	1,506,599	*

Total investments at estimated fair value	5,873,768		5,495,958

Total investments	$22,733,268		$21,493,818

* Investment representing 5% or more of the Plan’s net assets.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
BB&T Short U.S. Government Income Fund	$(1,142)	$—
BB&T Intermediate U.S. Government Bond Fund	(64,167)	90,767
BB&T Mid Cap Value Fund	8,113	—
AIM Balanced Fund	168,141	(314,912)
AIM Constellation Fund	364,944	(518,844)
AIM Premier Equity Fund	143,749	(368,219)
AIM International Growth Fund	8,312	—
MFS Value Fund	42,190	—
MFS Total Return Fund	6,992	—
Fidelity Advisor Mid Cap Fund	61,612	—
Vanguard 500 Index Fund	125,518	—
Oppenheimer Main Street Small Cap Fund	43,247	—
Royce Total Return Fund	38,113	—
Employer Stock Fund	350,421	(1,327,707)

Total net appreciation (depreciation) in fair value of investments	$1,296,043	$(2,438,915)

4.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions constitute related party transactions. Fees paid by the Plan to the Trustee for management services totaled $54,539 and $64,037 for the years ended December 31, 2003 and 2002, respectively.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

5.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

6.	Reconciliation of Financial Statements to Form 5500

There were no reconciling items between the financial statements and Form 5500.

7.	Subsequent Event

The Company amended the Plan to provide a Company match of one-half of the first 6% of salary contributed by each participant effective August 1, 2004. Participants will be immediately vested in the Company contributions.

SUPPLEMENTAL SCHEDULE

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Schedule H, line 4i Schedule of Assets (Held at End of Year)
December 31, 2003

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,			Current
lessor or similar party	collateral, par or maturity value	Shares	Cost	value
BB&T Funds *	BB&T U.S. Treasury Money Market Fund	8,539,567	**	$8,539,567
BB&T Funds *	BB&T Short U.S. Government Income Fund	8,953	**	88,192
BB&T Funds *	BB&T Intermediate U.S. Government Bond Fund	178,130	**	1,843,650
BB&T Funds *	BB&T Mid Cap Value Fund	4,756	**	68,913
AIM Mutual Funds	AIM Balanced Fund	51,676	**	1,236,601
AIM Mutual Funds	AIM Constellation Fund	73,122	**	1,572,858
AIM Mutual Funds	AIM Premier Equity Fund	75,608	**	709,199
AIM Mutual Funds	AIM International Growth Fund	3,175	**	51,776
MFS Mutual Funds	MFS Value Fund	15,853	**	322,448
MFS Mutual Funds	MFS Total Return Fund	5,762	**	87,009
Fidelity Mutual Funds	Fidelity Advisor Mid Cap Fund	18,135	**	406,400
Vanguard Mutual Funds	Vanguard Index 500 Fund	12,162	**	1,248,683
OppenheimerFunds Mutual Fund	Oppenheimer Main Street Small Cap Fund	16,826	**	312,282
Royce Mutual Funds	Royce Total Return Fund	34,792	**	371,922
Krispy Kreme Doughnuts, Inc.*	Employer Stock Fund	613,852	**	4,358,348
Participant Loans	Participant Loans Due January 2004 - December 2008 (4.00% - 9.5%)			1,515,420

				$22,733,268

* Party in interest.
** Cost has been omitted as investment is participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Krispy Kreme Doughnut Corporation
Retirement Savings Plan

Date:	June 29, 2004	/s/ Michael C. Phalen
Michael C. Phalen
Member of the Benefit Plan
Administrative Committee